FOLEY & LARDNER LLP ATTORNEYS AT LAW
777 EAST WISCONSIN AVENUE MILWAUKEE, WISCONSIN 53202-5306 414.271.2400 TEL 414.297.4900 FAX www.foley.com
	September 28, 2005	WRITER'S DIRECT LINE 414.297.5670 mplichta@foley.com Email
VIA EDGAR AND FACSIMILE		CLIENT/MATTER NUMBER 044741-0103

Mr. Jim B. Rosenberg
Ms. Sasha S. Parikh
Ms. Mary Mast
U.S. Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549

Re:	National Research Corporation Annual Report on Form 10-K for the year ended December 31, 2004 File No. 000-29466

Dear Mr. Rosenberg:

        On behalf of our client, National Research Corporation, a Wisconsin corporation (the “Company”), in connection with the letter of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 15, 2005, with respect to the above-referenced Annual Report on Form 10-K, we hereby request an extension of time in which to respond to the Staff’s comments contained in said letter. The Company anticipates that it will deliver its response no later than October 5, 2005.

        If the Staff has any questions with respect to any of the foregoing, please contact the undersigned at (414) 297-5670 or Russell E. Ryba at (414) 297-5668.

Very truly yours, /s/ Mark T. Plichta Mark T. Plichta

cc:	Michael D. Hays Patrick E. Beans National Research Corporation Benjamin F. Garmer, III Russell E. Ryba Foley & Lardner LLP Alexi A. Wellman KPMG LLP

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